UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)

MONEYGRAM INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
60935Y208
(CUSIP Number)

Amr Razzak
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
(650) 470-4533

and

Brooks Stough
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
One Bush Plaza. Suite 1200
San Francisco, CA 94104
(415) 801-4850
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 22, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60935Y208	13D

1	NAME OF REPORTING PERSONS
Ripple Labs Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,237,523

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
6,237,523

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,237,523

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.95%†

14	TYPE OF REPORTING PERSON
CO

†  Based on 62,689,081 shares of common stock outstanding as of November 22, 2019, as disclosed by the Issuer to the Reporting Person.

Introductory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Person on June 27, 2019 (the “Schedule 13D”) and relating to the common stock, par value $0.01 per share (the “Common Stock”) of MoneyGram International, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).  Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  When disclosure made in one Item in the Schedule 13D prior to this Amendment No. 1 was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Schedule 13D.

Item 2.	Name of Person Filing

Item 2 is hereby amended and supplemented as follows:

Schedule A to the Schedule 13D is amended and restated in its entirety as set forth as Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On November 22, 2019, an Additional Closing (as defined in the SPA) occurred under the SPA.  In connection with such Additional Closing, MoneyGram International, Inc. (the “Issuer”) issued to the Reporting Person (i) 626,600 shares of Common Stock (the “Additional Shares”) and (ii) a Warrant to purchase 4,251,449 shares of Common Stock (the “Additional Warrant” and together with the Additional Shares, the “Additional Investment”).

The Reporting Person funded the Additional Investment through the Letter of Credit, as described in further detail in Item 4.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On November 14, 2019, pursuant to the SPA and the Letter of Credit, the Issuer exercised a Letter of Credit Draw by delivering a Draw Notice to the Reporting Person and the LOC Bank for an amount equal to $20 million in the aggregate.  On November 22, 2019, pursuant to the SPA, the Reporting Person purchased and the Issuer issued the (i) Additional Shares at a purchase price of $4.10 per share and (ii) the Additional Warrant with a per share reference price of $4.10 per share of Common Stock, for an aggregate purchase price of $20 million.

As a result of the Additional Investment, the Issuer no longer has the right under the SPA or the Letter of Credit to issue or sell to the Reporting Person, or to cause the Reporting Person to purchase or acquire, additional shares of Common Stock or Warrants.

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended and supplemented as follows:

(a), (b)  The Reporting Person beneficially owns, and has sole voting and investment power over, the 6,237,523 shares of Common Stock that the Issuer issued to the Reporting Person pursuant to the SPA in connection with the Initial Investment and the Additional Investment, which represents 9.95% of the issued and outstanding shares of Common Stock as of November 22, 2019, after giving effect to the issuance of the shares of Common Stock pursuant to the SPA in connection with the Additional Investment.  Additionally, the Reporting Person holds the Initial Warrant and the Additional Warrant, which the Reporting Person may exercise, in whole or in part, for up to an additional 5,957,600 shares of Common Stock if (A) such exercise would not result in the Reporting Person beneficially owning 9.95% or more of the Issuer’s voting securities or (B) certain regulatory approvals required for the Reporting Person to acquire such Common Stock have been obtained as of such time.

As a result of the Additional Investment, the Issuer no longer has the right under the SPA or the Letter of Credit to issue or sell to the Reporting Person, or to cause the Reporting Person to purchase or acquire, additional shares of Common Stock or Warrants.

(c) Except as set forth in Items 3 and 4 above, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons named in Schedule A hereto, has effected any transactions in the equity securities of the Issuer during the past 60 days.

(d) Neither the Reporting Person and, to the best knowledge of the Reporting Person, no other person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2019

RIPPLE LABS INC.

By:	/s/ Sameer Dhond
Name:	Sameer Dhond
Title:	Deputy General Counsel

Schedule A

Name	Business Address	Principal Occupation	Officer/Director	Citizenship
Bradley Garlinghouse	315 Montgomery Street, Floor 2, San Francisco, CA 94104	CEO, Ripple Labs Inc.	Officer and Director	United States
Ron Will	315 Montgomery Street, Floor 2, San Francisco, CA 94104	CFO, Ripple Labs Inc.	Officer	United States
Stuart Alderoty	315 Montgomery Street, Floor 2, San Francisco, CA 94104	General Counsel, Ripple Labs Inc.	Officer	United States
Christian Larsen	c/o Ripple Labs Inc. 315 Montgomery Street, Floor 2, San Francisco, CA 94104	Executive Chairman of the Board of Directors of Ripple Labs Inc.	Director	United States
Susan Athey	655 Knight Way, Stanford, CA 94305 Mail Code: 4800	Professor of Economics, Stanford Graduate School of Business	Director	United States
Kenneth Kurson	c/o Sea of Reeds 1030 15th Street NW Suite 266 Washington DC 20005	Editor in Chief, Observer Media	Director	United States
Benjamin Lawsky	35 East 62nd St. New York, NY 10065	CEO, The Lawsky Group	Director	United States
Anja Manuel	RiceHadleyGates LLC c/o OMM 2765 Sand Hill Road Menlo Park, CA 94025	Partner, RiceHadleyGates, LLC	Director	United States
Yoshitaka Kitao	19F, Izumi Garden Tower 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6019, Japan	President and CEO, SBI Holdings Inc.	Director	Japan
Gene Sperling	c/o Ripple Labs Inc. 315 Montgomery Street, Floor 2, San Francisco, CA 94104	President, Sperling Economic Strategies	Director	United States
Craig Phillips	c/o Ripple Labs Inc. 315 Montgomery Street, Floor 2, San Francisco, CA 94104	Consultant	Director	United States